Filed by Kenvue Inc.
pursuant to rule 425 under the Securities Act of 1933, as amended
Subject Company: Johnson & Johnson
Commission File No.: 1-3215
The following is a transcript of a presentation made by Tina Romani, Head of Investor Relations of Kenvue Inc., Thibaut Mongon, Chief Executive Officer of Kenvue Inc., and Paul Ruh, Chief Financial Officer of Kenvue Inc., on www.netroadshow.com in connection with the exchange offer. The slides to which this presentation relates are identical to those that have been filed by Kenvue Inc. under Rule 425.
Kenvue Exchange Offer Roadshow Script
Slide 1: Cover page: Investor Presentation [Tina Romani]
Hello, I’m Tina Romani, Head of Investor Relations and I am joined here today by Kenvue’s Chief Executive Officer and Director, Thibaut Mongon and Chief Financial Officer, Paul Ruh.
Our recent IPO marked an important and exciting milestone in Kenvue’s rich history, and we are excited about our next step as a fully independent company.
In today’s presentation, we will cover our journey to date while providing you with an update on our business, our operating model and our performance since the IPO.
Slide 2 – Disclaimer [Tina Romani]
Please note that today’s presentation contains forward-looking statements, which do not relate strictly to historical or current facts and which reflect management’s assumptions, views, plans, objectives and projections about the future. Because forward-looking statements are based on current beliefs, expectations and assumptions regarding future events, they are subject to risks, uncertainties and changes that are difficult to predict and many of which are outside of our control.
In addition, this presentation includes certain non-GAAP financial measures. A reconciliation of these measures to the most directly comparable GAAP measure will be shown at the conclusion of this presentation.
Slide 3 – Exchange Offer Summary [Tina Romani]
Please also see our disclaimer for additional information about the exchange offer.
Slide 4 – Our leaders presenting today - Introduction [Tina Romani]
And with that, it’s my pleasure to pass it over to Thibaut.
[Thibaut Mongon]
Thank you, Tina, and thank you to all of you for your continued interest in Kenvue.
I am Thibaut Mongon, the Chief Executive Officer and Director of Kenvue and I’m thrilled to be here today to share more about who we are at Kenvue, what we’ve accomplished since our IPO on May 4th and our vision for the future as a fully independent company.
Slide 5 – Realize the extraordinary power of everyday care [Thibaut Mongon]
We are the world’s largest pure-play Consumer Health company by revenue in 2022 and every day care is what we do and all we do. Our global teams are all dedicated to helping people to realize the extraordinary power of everyday care.

We do it through the depth of our expertise across our balanced portfolio, which is comprised of three segments: Self Care, Skin Health and Beauty and Essential Health.
We also do it at scale, where we believe our brands empower approximately 1.2 billion people across 165 countries, to live healthier lives, every day.
We’ve been doing this successfully over the last 135 years - bringing consumers science-backed products that they recommend to those they care for, from generation to generation.
Our clear set of competitive advantages are what makes Kenvue who we are today and why we’re able to deliver products and solutions that improve our consumers’ daily lives.
Slide 6 – We are positioned for success [Thibaut Mongon]
Over the past few years, we’ve set out on a journey to optimize our business and build a strong foundation for future success.
When we look back on our journey to today, we encourage you to think about it in three distinct chapters: pre-2019, 2019 to 2022, and 2023 onwards.
Prior to 2019, as Johnson & Johnson Consumer Health, we had built a differentiated portfolio of iconic brands, capabilities, and leadership positions.
However, our business wasn’t yet where it needed to be and was ready to evolve.
In 2019, Paul and I took the helm of the business, making advances in removing complexities, streamlining our organizational and operational footprint, simplifying our portfolio, and investing in capabilities that would position us well for the future, particularly in digital.
This transformation brought significant improvement to topline and margin expansion, which led to continued acceleration of organic growth…bringing 3.4% CAGR net sales growth and approximately 200 basis points of adjusted gross profit margin expansion from 2019 to 2022.
Slide 7 – Realize the extraordinary power of everyday care [Thibaut Mongon]
The heavy lifting that’s now behind us, has led us to the healthy, standalone business we are today, fully focused on executing our strategy and ready to take on the next phase as a fully independent company.
Now, we plan to deliver sustained long-term value creation for all of our stakeholders.
Sustained value creation will be delivered in a balanced way through profitable growth as well as disciplined utilization of our cash flow.
We are confident in our ability to deliver on this powerful algorithm as a result of three key elements: First, the strength of our unique portfolio of brands, that collectively hold multiple leadership positions globally and regionally, but importantly, all focused exclusively on Consumer Health. Second, our agile operating model and clear sources of competitive advantage which make Kenvue a unique company that is positioned for future success. And third, our robust financial profile, strong cash flow generation and disciplined capital allocation strategy.
As I mentioned in our recent Q2 earnings, “we are fully ready”.
Slide 8 – Global leader at the intersection of healthcare and consumer goods [Thibaut Mongon]
As the world’s largest pure-play consumer health company by revenue in 2022, we operate in a unique and growing space at the intersection of healthcare and consumer goods.
Kenvue is not a traditional CPG company or a traditional pharmaceutical company.

Kenvue excels at both brand building and delivering science backed solutions to every day needs.
This dual demand generation model is our most differentiated source of competitive advantage and is what enables sustained performance over time.
Understanding consumer needs is what drives our science-backed innovations and why healthcare professionals recommend our products as a solution to those needs.
While navigating a heavily regulated environment, our science-backed foundation gives us the credibility to address real health needs and ultimately improve the quality of life to support our consumers in their life-long health journeys.
Slide 9 – Large, attractive and growing addressable market [Thibaut Mongon]
Consumer Health is an attractive space.
It is a unique and large market that keeps growing every year. In fact, Consumer Health is a $369 billion dollar market as of 2022, with expected annual growth of 3-4% globally through 2025, supported by several trends favoring the industry.
We believe most of the categories in which we operate are under diagnosed, under treated, and under penetrated.
It’s probably fair to say that we could all do a better job of taking care of our health.
There is no limit to it. And for Kenvue, that’s where the opportunity lies. There is no limit for us to find new ways to help consumers take care of their own health.
Slide 10 – World class, differentiated portfolio of iconic brands [Thibaut Mongon]
Kenvue is optimally positioned to benefit from this market growth opportunity.
With a carefully curated portfolio of iconic brands that are all dedicated to consumer health.
It is the power of these brands shown here that make people around the world choose us, every day. Because they know us, they trust us, and they’ve grown up using our products.
Our brands are typically introduced to you at a moment in time when you feel vulnerable.
Slide 11 – Longstanding engagement with healthcare professionals reinforces our consumers’ connections to our brands [Thibaut Mongon]
These are very emotional moments.
And these are the moments that create strong bonds between our consumers and our science-based-products. This translates into stronger brand loyalty throughout their lives and for generations beyond.
This trust is reinforced by the healthcare professionals and experts who recommend our brands. Many of our brands are the number 1 most recommended by healthcare professionals, in their respective categories.
This deep connection with our consumers, combined with the endorsements from trusted healthcare providers, play a critical role in our competitive advantage.
This has been built over decades, across multiple generations sometimes, and it remains one of our most precious assets today.
We strongly believe this creates a powerful moat for our business while providing better health outcomes for consumers, and ultimately enables us to deliver sustained performance.

Slide 12 – Three balanced segments that address a broad range of Consumer Health need states [Thibaut Mongon]
Another important source of competitive advantage is our balanced portfolio with category-leading products and continuous innovation, which ensures that wherever we play, we are positioned to win.
This is evidenced by the number of global and regional #1 leadership positions we maintain across all three segments.
This strategic approach has allowed us to deliver sustained performance over the years. One way in which this was evident was during the COVID-19 pandemic for example.
Our sole focus on consumer health allows us to drive synergies across our portfolio from shared consumer insights, go-to-market strategies, manufacturing, marketing, innovation and so on, ensuring that we are meeting the full breadth of needs for our consumers.
For example, with children at the forefront, we create products across the portfolio that are meant to enhance their everyday lives—from no-tear shampoos to fever relievers or lotions for eczema prone skin. It's one consumer, one pediatrician, one understanding of the interaction between children and parents that allows us to present ourselves as a preferred partner for children’s every day care.
And we are innovating across the entire consumer experience, creating novel molecules, innovative formats, sustainable packaging or clinical data, which could ultimately lead to new usage occasions for our brands.
These innovations elevate our consumers’ standard of care, enhance the consumer experience, and solve for unmet consumer needs.
Slide 13 - Scaled and global footprint providing diversification and balance [Thibaut Mongon]
The balance of our portfolio is also mirrored by our geographic footprint. As we mentioned in our Q2 earnings, 50% of our net sales were generated outside North America and our brands benefitted from leadership positions across all four of our regions.
This global presence provides us with the operational diversification and flexibility that allows us to meet specific regional consumer demands and cater to local preferences.
Our leaders are in constant communication across segments and geographies, enabling Kenvue to seamlessly redirect or focus resources based on what is happening in the market.
In all of our key geographies, we go to market with both our powerful portfolio of global brands and what we call our local jewels like Calpol in the UK or Dabao in China.
This portfolio opens the door to strong relationships with retailers who look to Kenvue as a partner of choice in developing their everyday care offering.
And all of this is done through our purpose-built global supply chain network with efficiency.
Slide 14 – Experienced and proven management team [Thibaut Mongon]
All of our success is brought to life by our global team of more than 20,000 Kenvuers, who are led by an experienced and proven management team.
This leadership team brings a global and diverse group together - representing 9 different nationalities and more than 58% women.

In addition to deep industry expertise at CPG and healthcare companies, much of our senior leadership team has many years of experience working together, with a proven track record of transforming this company over the past four years and bringing it to the level of performance that we see today.
It’s our people that are behind our results, delivering for our consumers around the world and helping people to realize the extraordinary power of everyday care.
For these reasons, I am confident we have the right team to lead Kenvue into the future as an independent company.
Slide 15 – Multiple avenues to drive continued long-term growth [Thibaut Mongon]
Looking ahead, we believe we are well-positioned to deliver profitable long-term growth as an independent company.
As I said earlier, the unique nature of the consumer health market and the vast whitespace potential to help consumers better take care of their health through expanded and innovative usage occasions translate into opportunities to expand across categories and geographies.
Our main approach for continued growth is through our core: growing brand relevance and salience; increasing product availability through an omnichannel approach; making our products available where the consumer shops, whether it is online or offline; and delivering a consistent cadence of consumer-centric innovation.
In addition to these organic growth levers, we’ll also continue to evaluate select opportunities such as tuck-in-acquisitions or growth opportunities that complement our portfolio and capabilities.
This brings us to our financial performance. And for that, I will turn over to Paul.
Slide 16 – Financial update [Paul Ruh]
Thank you, Thibaut.
I am Paul Ruh, the Chief Financial Officer of Kenvue, and I am thrilled to update you on what has led us to a position of financial strength today, our recently reported Q2 performance and the continued strength of our results, despite operating in what continues to be a challenging macro environment.
Slide 17 – Track record of delivering results [Paul Ruh]
Let’s start with a quick refresh on our performance prior to the IPO.
As Thibaut mentioned, since Thibaut and I took over in 2019, we’ve made tremendous strides in removing complexity, streamlining our organizational and operational footprint, and simplifying our portfolio, while investing in digital and omnichannel capabilities that position us well for the future.
Our transformational efforts from 2019-2022 delivered an organic net sales CAGR of 3.4% with an acceleration in 2022, delivering YoY organic net sales growth of 3.8%. This growth occurred despite macro headwinds like COVID-19 alongside inflation and supply chain disruptions.
Within this same period, we also increased our profitability while delivering top line growth.
Looking at it in two phases: between 2019 and 2021 the heavy lifting of the transformation was done, which resulted in about 370 basis points in Adjusted EBITDA margin enhancement. And from 2021 to 2022, we continued to deliver a strong 24.1 percent adjusted EBITDA margin in 2022 despite externalities along other companies.
We see a continuation of the same trends we observed at the end of last year, but at an accelerated pace.

In the first half of this year, we grew our organic net sales by 9.4% bringing total growth during the first half of the year to 6.3% on a reported basis. This strong top line growth translates to net sales of $15.4bn in the last twelve months, reflecting one-time supply replenishment realized in the first quarter and high cold, cough and flu incidence rates which drove growth within the Self Care portfolio.
Moving to profitability, our adjusted EBITDA reached $1.9bn in the first half of the year with a modest increase vs. first half of last year, bringing our adjusted EBITDA to $3.6bn in the last twelve months, basically flat vs. 2022.
This represents a margin contraction of approximately 50 basis points primarily driven by impacts of inflation and changes in foreign currency exchange rates during the first half of this year, as well as additional resources and expenses in enterprise functions, as the organization prepared to operate as a standalone company.
The underlying strength of our first half results demonstrate the unique nature of the Consumer Health space, the power of our balanced portfolio of iconic brands, our agile operating model and the continued execution of our global teams.
Slide 18 – Historical segment performance [Paul Ruh]
Moving to our performance by segment.
As Thibaut mentioned, the beauty of our portfolio is that while our three segments all center around Consumer Health, they complement with one another, operating with synergies and driving resiliency across the portfolio.
As we’ve progressed throughout the first half of the year, we continue to be pleased with the balanced performance across our segments and our geographies.
On a segment basis, we see different macro trends in profitability, which are the result of both category dynamics as well as resource allocation where we see the most need for investment.
Our ability to grow the net sales of our segments while maintaining the overall profitability of the business demonstrates, even in the face of macro challenges and one-time added expenses of our company separation, the powerful balance of our portfolio.
Slide 19 – Q2 2023 Earnings Update [Paul Ruh]
Let us now give an update on the Q2 2023 financial performance, our quarterly debut since the IPO in May.
Slide 20 – Preliminary Q2 2023 Financial Highlights [Paul Ruh]
With more than $4 billion in net sales, Q2 2023 was a strong quarter.
Organic sales grew 7.7%, bringing our first-half organic growth to a very strong 9.4%.
Similar to Q1, our growth was broad-based across all segments of our portfolio and across all geographic regions.
In a dynamic macro environment, we delivered strong top line results with operationally healthy margins, and adjusted earnings per share of $0.32.
Now, let’s dive into the results in more detail.

Slide 21 – Net Sales and Organic Growth [Paul Ruh]
Starting with topline: in terms of drivers, value realization, which is comprised of price and mix, represented 9.4 points of growth.
Notably, even with 9.4 points of value realization, volume remained strong with only a 1.7 point decline.
Slide 22 – Net Sales and Organic Growth [Paul Ruh]
Looking at the performance by segment, Self Care had another strong quarter with the segment gaining share globally, driven by increased consumption across all need states and priority brands driving 14.2% organic growth. Value realization and volume were both strong at 10.6 and 3.6 points, respectively.
Self Care volume was driven by increased illnesses demand for cold, cough and allergy products due to greater incidences of respiratory illnesses, primarily in Europe, and one time supply replenishment in the US related to low inventory levels at the start of the year.
Moving to Skin Health and Beauty, organic growth was 3.4%, comprised of 6.6 points of value realization with 3.2 points of volume decline.
The quarter’s strength in sun care was a great example of our ability to grow and gain share, when we have a full portfolio on shelf, supported by innovation and improved supply.
In Essential Health, organic growth was 3.8% comprised of 10.7 points of value realization and 6.9 points of volume decline primarily due to value realization, partially offset by the suspension of personal care products in Russia.
Overall, our second quarter results are indicative of the leadership we hold across the growing consumer health categories and regions in which we operate.
The resiliency we’ve seen this quarter, and since 2019, give us continued confidence that our investments in technology and digital capabilities to modernize our supply chain, product innovation pipeline, R&D and our strategic marketing are working and will position Kenvue for growth.
Slide 23 – EBITDA Margin [Paul Ruh]
Now moving to profitability.
Adjusted EBITDA margin was 24.5%.
We continued to face significant, though moderating, inflationary pressures during the quarter. Through value realization and supply chain productivity improvements we were able to successfully offset higher cost inflation.
In parallel, margins were negatively impacted by transactional foreign currency fluctuations and other non-operational costs related to building our standalone infrastructure, acknowledging the complexities of standing up a company of our size and scale and that there is more work ahead over the coming two quarters.
Our teams are focused on identifying and actioning productivity initiatives that will mitigate these headwinds.
Slide 24 – Net Income and Earnings per Share [Paul Ruh]
Continuing down the P&L, our adjusted net income was $581 million dollars and adjusted diluted earnings per share of 32 cents.

All in, we are proud of what we delivered in our first quarter as a public company. Strong and balanced top line with fundamentally healthy margins.
As we look ahead, we remain committed to investing in our business for the long-term with an eye towards delivering attractive shareholder return in a balanced way.
Slide 25 – Commitment to disciplined capital stewardship [Paul Ruh]
Which brings me to our capital allocation philosophy.
We have generated durable cash flow north of $2 billion dollars in 2022, which gives us confidence in the flexibility to pursue our balanced capital allocation strategy. This is comprised of four pillars: first, responsibly investing resources in our iconic brands to drive profitable growth. Second, returning cash to shareholders through dividends. Third, de-levering. Our reliable cash flow gives us the flexibility to prudently de-lever and reduce interest rate expense at the appropriate time, while maintaining the ample cash position that underpins our solid A1/A credit rating. And fourth, assessing potential growth opportunities, such as tuck-in acquisitions, which strengthen our position as a leader in consumer health.
With this capital allocation strategy, we believe that we can and will deliver compelling and enduring financial success in the years and decades to come.
Slide 26 – Our commitment to long-term value creation [Paul Ruh]
Bringing this all together, as we look ahead, we remain confident in our long-term value creation algorithm centered on: durable top-line growth in attractive categories; strong profitability; reliable cash flow generation; and, disciplined capital allocation that together will deliver attractive shareholder returns.
Closing [Thibaut Mongon]
Thank you, Paul, and thank you all again for spending time with us today.
The Consumer Health space is very attractive and Kenvue is well positioned within the space as the largest pure-play consumer health company by revenue in 2022.
As a standalone company, we have a strong foundation to deliver on these growth opportunities.
We are confident in the future of our business with the power of our portfolio, our unique competitive advantages and our robust financial profile. All of it supported by the dedication of our teams, which we believe will enable us to consistently deliver strong performance and drive long term shareholder value.

Forward-Looking Statements
This communication contains certain statements about Johnson & Johnson and Kenvue that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson’s and Kenvue’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson & Johnson’s and Kenvue’s anticipated financial results, and all other statements in this communication that are not historical facts.
Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson’s and Kenvue’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.
Additional Information and Where to Find It
This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Kenvue has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), including the Prospectus forming a part thereof, and Johnson & Johnson has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Johnson & Johnson, Kenvue and related matters, and Johnson & Johnson will deliver the Prospectus to holders of Johnson & Johnson common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.
Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Johnson & Johnson common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.JNJSeparation.com.
Johnson & Johnson has retained Georgeson LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-866-695-6074 (toll-free for stockholders, banks and brokers) or +1-781-575-2137 (all others outside the United States).